Park Sutton Securities, LLC
Report Pursuant to Rule 17a-5 of
The Securities and Exchange Commission
December 31, 2021



PARK SUTTON
ADVISORS

OMB APPROVAL
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SEC FILE NUMBER
8-68195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Park Sutton Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9 East 40th Street, 16th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Levitt	646-727-4826	Steven.Levitt@parksuttonadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Knight Rolleri Sheppard, CPAS, LLP
(Name – if individual, state last, first, and middle name)

2150 Post Road, 5th Floor	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3437
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Steven Levitt _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ Park Sutton Securities, LLC _____, as of _____ December 31 _____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Elaine Weglarz
Notary Public, State of New York
Reg. No. 01WE6260014
Qualified in Westchester County
My Commission Expires 04/16/2024


2/14/22
Notary Public

Signature:

Title: Managing Member

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Park Sutton Securities, LLC

Table of Contents



Knight • Rolleri • Sheppard CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABv
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
  of Park Sutton Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Park Sutton Securities, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Park Sutton Securities, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Park Sutton Securities, LLC's management. Our responsibility is to express an opinion on Park Sutton Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Park Sutton Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KRS CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP

We have served as Park Sutton Securities, LLC's auditor since 2010.

Fairfield, Connecticut
March 11, 2022

2150 Post Road, 5th Floor • Fairfield, CT 06824 | 115 E. Putnam Avenue • Greenwich, CT 06830
p:203.259.2727 • f:203.256.2727 www.krscpasllp.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
Public Company Accounting Oversight Board • New York State Society of Certified Public Accountants • Massachusetts Society of CPAs

Park Sutton Securities, LLC
Statement of Financial Condition
December 31, 2021

<u>Assets</u>

Current assets

Cash and equivalents	$	20,375,987
Accounts receivable		653,080
Employee advance		5,436
Prepaid expenses		143,088
Total current assets		21,177,591

Property and equipment

Office equipment and furniture		185,530
Leasehold improvements		13,061
Accumulated depreciation		(26,923)
Net property and equipment		171,668

Other assets

Security deposit		68,333
Right-of-use asset		773,029
Total other assets		841,362
Total assets	$	22,190,621

<u>Liabilities and Members' Equity</u>

Current liabilities

Accounts payable	$	36,054
Unearned revenue		10,000
Taxes payable		300,000
Lease liability		819,128
Accrued liabilities		7,371,447
Total current liabilities		8,536,629

Members' Equity

		13,653,992
Total liabilities and members' equity	$	22,190,621

See report of independent registered public accounting firm and notes to financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Park Sutton Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is an independent New York based boutique investment bank which provides an array of financial services to the asset and wealth management industry. The Company received its FINRA approval for membership in 2010.

The Company's sole member is Park Sutton Holdings, LLC ("PSH"). In addition to the Company, PSH is 100% owner of Park Sutton Advisors, LLC ("PSA"). PSA shares common management with the Company. PSA is currently inactive.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA. The financial statements include only the assets and liabilities of the Company and are not combined with the related companies. Regulatory requirements require that the broker-dealer of securities be reported separately.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. As of December 31, 2021, the Company does not hold any cash equivalents.

Revenue recognition – The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes fees from investment banking and financial advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from investment banking success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Revenue from financial advisory retainer fees is generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

Revenue recognition – Revenue from financial advisory valuation fees is generally recognized at the point in time that performance under the arrangement is completed. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2021, contract liabilities were $10,000, as shown on the Statement of Financial Condition. Disaggregation can be found on statement of operations for the year ended December 31, 2021.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivables are carried at cost or have been written down to net realizable value. No allowance for uncollectable accounts is required at December 31, 2021. Management evaluates each receivable on a case-by-case basis for collectability and they write the receivable down to net realizable value.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives range from three to five years for office automation equipment and furniture and fixtures. Leaseholds are amortized over the shorter of the asset life or the life of the lease. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently. Depreciation expense for the year ended December 31, 2021 was $25,426.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The entity is subject to the City of New York UBT tax.

The Company has adopted FASB Accounting Standards Codification 740 for accounting for uncertain tax positions. The standard prescribes how an entity should measure, recognize, present and disclose positions that it has taken or expects to take on its income tax returns. Park Sutton Holdings, LLC and the Company regularly reviews and evaluates its tax positions taken in previously filed information returns and as reflected in its financial statements and believes that in the event of an examination by taxing authorities, its positions would prevail based upon the technical merits of such positions. Therefore, the Company has concluded that no tax benefits or liabilities are required to be recognized. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2018.

NOTE 3 – RETIREMENT PLANS

Defined benefit pension plan – On December 29, 2016 the Company adopted a defined benefit pension plan (the Plan) with an effective date of January 1, 2016. The Plan covers all employees and members of the Company meeting certain eligibility requirements. The Company's funding policy is to contribute an amount equal to or greater than the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as determined under actuarial assumptions based upon percentage of payroll or self-employment income costs. The contributed amounts will not exceed the maximum tax-deductible limit.

NOTE 3 – RETIREMENT PLANS(CONTINUED)

Defined benefit pension plan – The Plan will invest primarily in publicly traded securities including equities and fixed income instruments, which are considered Level 1 assets. As of December 31, 2021, there are $666,768 of plan net assets at fair value. The amount funded for the year ended December 31, 2021 is $100,000 and is recorded as pension expense for the year.

The Company's share of the actuarially determined projected benefit obligation at December 31, 2021 is $513,298 and the accumulated benefit obligation is $513,298. This is based upon end of year valuations. These amounts were calculated using the following assumptions:

Pre-retirement interest rate	5%
Post retirement interest rate	5%

The total benefits payable as monthly annuities are expected to be as follows:

From 2021 through 2025	$0
From 2026 through 2030	$0
Lump sum payments at 2033	$1,828,604

Defined contribution pension plan – In 2016 the Company adopted a defined contribution plan. The plan is a 401K/profit sharing plan and is eligible to all employees and members of the Company meeting certain eligibility. Eligibility employees can elect to defer a portion of their salary or guaranteed payment to the 401k plan, while the Company can contribute a discretionary amount for profit sharing. For the year ended December 31, 2021, the Company contributed $90,000 to the plan.

NOTE 4 – CONCENTRATIONS AND CREDIT RISK
For the year ended December 31, 2021, one customer represented 15% of the Company's revenue

As of December 31, 2021, the Company's cash in bank exceeds federally insured limits by $22,519,848.

NOTE 5 – NET CAPITAL REQUIREMENT
The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $12,920,887, which was $12,403,313 in excess of its required net capital of $517,574. The Company's ratio of indebtedness to net capital was 60.09%.

NOTE 6 – Exemption from Rule 15c3-2
The Company amended its membership agreement with FINRA on November 20, 2020 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

NOTE 7 – SUBSEQUENT EVENTS
In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2021 through March 11, 2022, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.